

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Robert Anderson
Chief Executive Officer
EARTHSTONE ENERGY, INC.
1400 Woodloch Forest Drive, Suite 300
The Woodlands, TX 77380

>**Re: EARTHSTONE ENERGY, INC.**
>**Registration Statement on Form S-3**
>**Filed November 5, 2021**
>**File No. 333-260824**

Dear Mr. Anderson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk, at 202-551-3905 or Irene Barberena-Meissner, Attorney-Advisor, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Reid Godbolt